Exhibit 99.1

PETAQUILLA MINERALS LTD.
1780 - 400 Burrard Street,
Vancouver, British Columbia,
Canada V6C 3A6

Notice of Special Meeting of Shareholders
August 31, 2011

Notice is hereby given that the special meeting (the “Meeting”) of the holders of common shares of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) will be held at The Fairmont Waterfront, Nootka Room, 900 Canada Place Way, Vancouver, BC, Canada, on August 31, 2011, at 10:00 a.m. (Vancouver time) for the following purposes:

1. to consider and, if thought fit, to approve with or without variation, an ordinary resolution (the “Authorizing Resolution”) authorizing the issuance by the Company of such number of common shares in the capital of the Company (the “Shares”) as is necessary to complete the proposed acquisition by the Company of all of the outstanding securities of Iberian Resources Corp. (“Iberian”) (the “Acquisition”); and

2. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The full text of the Authorizing Resolution is set out in Appendix “A” to the Management Information Circular (the “Circular”) accompanying this Notice of Meeting.

The board of directors of the Company has fixed the close of business on July 27, 2011, as the record date for determining the holders of record of the Shares who are entitled to receive notice of the Meeting and to attend and vote at the Meeting and any adjournment(s) or postponement(s) thereof.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their Shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the voting instruction form to ensure that their Shares will be voted at the Meeting. If you hold your Shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia on this 2nd of August, 2011.

By Order of the Board of Directors
Petaquilla Minerals Ltd.

/s/ “Richard Fifer”
Richard Fifer
Director and Executive Chairman of the Board